UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 1-10888

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

1201 Louisiana Street Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2011 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Houston, Texas

June 26, 2012

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value	$409,349,816	423,312,792
Receivables
Notes receivable from participants	8,862,697	8,944,079
Employer contributions receivable	17,834	12,545
Employee contributions receivable	15,651	—
Dividend receivable	1,846,866	—
Due from Trustee for securities sold	1,130,067	580,247

Total receivables	11,873,115	9,536,871

Total Assets	421,222,931	432,849,663

Net assets available for benefits at fair value	421,222,931	432,849,663

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,314,697)	(492,920)

Net assets available for benefits	419,908,234	432,356,743

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Contributions:
Employee	$17,189,205	16,270,813
Employer	11,515,701	11,309,874
Rollovers	606,280	444,003

Total contributions	29,311,186	28,024,690

Investment income (loss):
Interest	158	577
Dividends	15,373,304	12,378,174
Net depreciation in fair value of TOTAL S.A. ADS	(4,763,915)	(27,976,283)
Net appreciation (depreciation) in fair value of mutual funds	(16,039,521)	25,294,863

Total investment income (loss)	(5,429,974)	9,697,331

Interest income on notes receivable from participants	444,304	512,745

Payments to participants	(36,600,326)	(23,333,181)
Administrative expenses	(173,699)	(183,841)

Net increase (decrease) in net assets available for benefits	(12,448,509)	14,717,744

Net assets available for benefits:
Beginning of year	432,356,743	417,638,999

End of year	419,908,234	432,356,743

See accompanying notes to financial statements.

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

(a)	General

The TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, (the Plan) operates for the benefit of certain employees of TOTAL PETROCHEMICALS USA, INC. and other participating employers, hereafter referred to as the “Company” or “employing companies”. The Company is an indirectly wholly owned subsidiary of TOTAL S.A., a French company whose shares are publicly traded on the New York Stock Exchange.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general purposes only. Participants should refer to the Plan document as amended for more complete information.

The Plan is administered by a Benefits Administrative Committee (the Committee) appointed by and acting on behalf of the board of directors of the Company. Pursuant to the Plan’s trust agreement, an independent trustee (the Trustee) maintains custody of the Plan’s assets. Fidelity Management Trust Company serves as the trustee and Fidelity Investments Institutional Operations Company, Inc. serves as the independent record keeper.

The Plan was amended on November 1, 2008 to include Total Petroleum Puerto Rico Corporation (USVI) as an employing company.

Effective January 1, 2009 the Plan was amended to include NUK, Inc. as an employing company. On March 24, 2010 the Plan was amended to remove NUK, Inc., effective April 1, 2010, as an employing company. Participants had the option to leave their balance in the plan or have it rolled over to the Jarden Corporation Savings and Retirement Plan.

Effective January 1, 2010, Amdel employees participating in the Plan are now eligible to receive non-contributory contributions.

(b)	Eligibility

An employee is eligible to participate in the Plan immediately upon employment. Effective January 1, 2010 collectively bargained new hires will enter the Non-Contributory Plan. NUK, Inc. union employees are immediately eligible to receive Company matching contributions upon their date of hire. Participants are eligible for Company matching contributions after one year of employment. Due to the divestiture of NUK, Inc. as an employing company, active employees as of March 28, 2010 are 100% vested in the matching contributions and non-matching contributions regardless of Years of Non-Matching Contribution Service.

(c)	Contributions

Participants may elect to contribute up to 30% of their basic compensation on a pretax basis, up to 6% on an after-tax basis, or a combination of pretax and after-tax contributions not exceeding 30% of their basic compensation. For noncollectively bargained employees, “compensation” includes regular base salary or wages, plus bonus payments, overtime, callback pay, accrued vacation and night shift differential. For collectively bargained Total Petrochemicals USA, Inc. employees, “compensation” includes annual base pay only and does not include overtime or incentive payments or any other special forms of pay. For NUK, Inc. collectively bargained employees, compensation includes overtime pay. Eligible employees are automatically deemed to have made a pretax election of 6% unless the employee has affirmatively elected to make no pretax contributions or elected to make pretax contributions in a different amount. A participant may elect to change his or her election under the Plan at any time. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code) ($5,500 per participant in 2011 and 2010). Eligible participants may also elect to rollover-qualified distributions as defined in the Plan document.

For each eligible participant, the employing company will contribute 100% up to 6% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pretax contributions before the Company will match after-tax contributions. The Company does not match employee catch-up contributions. Company matching contributions can be reduced by participants’ forfeitures.

Noncollectively bargained employees of Atotech USA, Inc. (Atotech) will receive a Company matching contribution equal to 100% up to 4% of the participant’s total eligible compensation for the pay period. Participants must contribute a minimum of 3% of pre-tax contributions before a match will be made on after tax contributions.

Noncollectively bargained employees of Total Lubricants USA, Inc. (Lubricants) will receive a Company matching contribution equal to 115% of pre-tax contributions up to 4% of the participant’s total eligible compensation for the pay period.

Noncollectively bargained employees of USVI will receive a Company matching contribution equal to 100% of pre-tax contributions up to 7% of the participant’s total eligible compensation for the pay period.

Noncollectively bargained employees of NUK, Inc. received a Company matching contribution equal to 100% up to 6% of the participant’s total eligible compensation for the pay period prior to the divestiture of NUK, Inc. as an employing company.

Collectively bargained employees of NUK, Inc. received a Company matching contribution equal to 50% up to 6% of the participant’s total eligible compensation for the pay period prior to the divestiture of NUK, Inc. as an employing company.

Participants hired after January 1, 2006 are eligible to receive a noncontributory contribution. The noncontributory contribution replaces the existing defined benefit plan benefits as the defined benefit plan was closed to new participants effective January 1, 2006. Employees are immediately eligible from their date of hire. The amount of the contribution is based on the employee’s years of service with the Company and varies from 5% to 8% of total eligible compensation. NUK, Inc. employees are not eligible for this benefit.

The defined benefit plan was closed to all collectively bargained new hires on December 31, 2009. Collectively bargained employees hired as of January 1, 2010 are eligible to receive a noncontributory contribution.

Employee contributions and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($16,500 in 2011 and 2010).

Employee contributions, Company matching contributions, and noncontributory contributions are paid to the Trustee in cash.

(d)	Vesting Provisions

Participants are vested immediately in all contributions plus actual earnings thereon except noncontributory contributions. Effective January 1, 2007, the 2006 noncontributory contributions vesting schedule was changed to a 4-year period. In addition, all subsequent noncontributory contributions are subject to a 3-year vesting period.

(e)	Investments

Each participant’s account is credited with his or her contribution, the Company matching contribution, the noncontributory contribution, and an allocation of plan earnings or losses and administrative expenses. Allocations are based on the proportion that each participant’s account balance bears to the total of all participant account balances. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant’s account.

(f)	Investment Options

The following investment options are available to participants:

–	American Beacon Large Cap Value Fund
–	American Beacon Small Cap Value Fund
–	American Funds Growth Fund of America
–	American Funds American Balanced Fund
–	CALAMOS Growth Fund
–	Fidelity Capital Appreciation Fund K
–	Fidelity Diversified International Fund
–	Fidelity Freedom K 2010 Fund

–	Fidelity Freedom K 2020 Fund
–	Fidelity Freedom K 2030 Fund
–	Fidelity Freedom K 2040 Fund
–	Fidelity Freedom K 2050 Fund
–	Fidelity Freedom K Income Fund
–	Fidelity Managed Income Portfolio II
–	Hotchkis & Wiley Mid Cap Value Fund
–	Oppenheimer Developing Markets Fund
–	PIMCO Total Return Fund
–	Royce Premier Institutional Fund
–	Royce Value Plus Fund
–	Third Avenue Real Estate Value Fund IS
–	TOTAL S.A. ADS
–	Vanguard Institutional Index Fund
–	Vanguard Total Bond Market Institutional

The Fidelity Freedom 2000 Fund was an investment of the Plan at December 31, 2011, however participants are no longer permitted to direct contributions to this fund.

There were no new investment options added in 2011.

(g)	Notes Receivable from Participants

A participant may borrow from his or her account an amount which, when added to the greater of the total outstanding balance of all other loans to such participant from the Plan or the highest outstanding balance of all such loans for the one year period ending the day before the date of the loan, does not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Participants must wait 90 days after paying off an existing loan before requesting a new loan of the same type (i.e., general purpose loan or primary residential loan). Any such loan made to a participant shall be evidenced by a promissory note payable to the Plan, shall bear a reasonable rate of interest, shall be secured by the borrowing participant’s vested interest under the Plan and shall be repayable within five years; provided, however, that if such loan is to be used to acquire or construct any dwelling unit which within a reasonable time is to be used as a principal residence of the participant, the Committee may direct the Trustee to make such loan repayable over such period greater than five years. No withdrawal pursuant to any of the withdrawal provisions of the Plan may be made by a participant to whom a loan is outstanding from the Plan unless the Committee is satisfied that such loan will remain nontaxable and fully secured by the withdrawing participant’s vested interest under the Plan following such withdrawal. Interest rates range from 4.25% to 10.50% at December 31, 2011. Loan maturity dates range from January 4, 2012 to July 29, 2026 at December 31, 2011.

(h)	Distributions and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts of amounts less than $5,000 upon termination without the participant’s consent. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the plan administrator. Amounts less than $1,000 will be distributed directly to participants upon termination. An active participant may withdraw after-tax contributions and matching contributions made before 1984 and earnings thereon. At any time, a participant age 59 1/2 or older may withdraw his or her total account (other than Company noncontributory contributions).

Participants age 50 and older may request an optional form of distribution, systematic withdrawal payments, that allows their entire vested account balance to be paid in substantially equal annual or more frequent installments over a period that does not extend beyond the life expectancy of the participant, spouse or beneficiary. Upon the participant’s death, any unpaid vested balance will be paid to the participant’s spouse or beneficiary.

Forfeited balances will be applied first to one of the following purposes as determined by the committee in its discretion: to pay the expenses of administering the Plan, to reinstate any forfeitures that must be reinstated in accordance with the Plan or to reduce participating employer contributions. At December 31, 2011 and 2010, forfeitures totaled approximately $21,856 and $134,059, respectively.

(i)	Plan Termination

Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses of Administering the Plan

All external costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, the fees of its counsel, accounting fees, and record keeper fees, are the responsibility of the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Valuation of Investments

Investments are reported at fair value. The TOTAL S.A. American Depositary Shares (ADS) and mutual funds are valued based upon quoted market prices. The Plan’s investment in the Fidelity Managed Income Portfolio II, which is fully benefit responsive, is presented in the statements of net assets available for benefits at the fair value of units held by the Plan as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the Fidelity Managed Income Portfolio II is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio II based on the proportionate ownership of the Plan.

As of December 31, 2011 and 2010, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II or the administration of the Fidelity Managed Income Portfolio II, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the IRC. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio II were approximately 1.92% and 2.25% at December 31, 2011 and 2010, respectively. The average yields earned by the Fidelity Managed Income Portfolio II based on the actual interest rates credited to participants were approximately 1.60% and 1.82% at December 31, 2011 and 2010, respectively.

Security transactions are recorded on a trade date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(f)	Risks and Uncertainties

The Plan provides for investments in TOTAL S.A. ADS, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests, through its investment in the common/collective trust fund, in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(g)	Impact of New Accounting Standards and Interpretations

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in note 3 below. The Plan adopted the new accounting standards update as of December 31, 2010, except for the provisions of this update that will be effective in the year ending December 31, 2011. The implementation of the new accounting standards update did not have a significant impact on the Plan’s financial statements as of December 31, 2011 as no transfers between levels 1, 2, or 3 were noted. Additionally, the Plan does not currently hold any assets classified as level 3.

In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the amendments of the Update. The Form 5500 and supplemental schedule H, line 4i – schedule of assets (held at end of year) will continue to present notes receivable from participants as an investment.

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Plans financial statements.

(3)	Fair Value Measurements

U.S. GAAP for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds and TOTAL S.A. ADS – These investments consists of publicly traded money market fund, mutual funds and common stock. The fair values are based on quoted market prices.

Common/collective trust fund – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The fair value of the Plan’s holdings in this fund is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2011:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement
Interest bearing cash	$1,280			1,280
Common/collective trust fund		54,110,169		54,110,169
Mutual funds:
Large Cap Growth	16,949,572			16,949,572
Large Cap Blend	27,423,564			27,423,564
Large Cap Value	3,749,144			3,749,144
Mid Cap Blend	22,868,778			22,868,778
Mid Cap Value	5,011,049			5,011,049
Small Cap Value	4,084,423			4,084,423
Foreign	17,563,463			17,563,463
Diversified Emerging Mkts	23,561,208			23,561,208
Specialty	2,497,132			2,497,132
Bond/Managed Income	33,016,289			33,016,289
Blended Future Investments	46,955,455			46,955,455

Total mutual funds	203,680,077	—	—	203,680,077
TOTAL S.A. ADS	151,558,290			151,558,290

Total investments, at fair value	$355,239,647	54,110,169	—	409,349,816

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2010:

	Fair value measurements using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value measurement
Interest bearing cash	$1,122	—	—	1,122
Common/collective trust fund		49,919,342		49,919,342
Mutual funds:
Large Cap Growth	16,948,550	—	—	16,948,550
Large Cap Blend	28,015,095	—	—	28,015,095
Large Cap Value	3,971,317	—	—	3,971,317
Mid Cap Blend	22,682,068	—	—	22,682,068
Mid Cap Value	5,966,930	—	—	5,966,930
Small Cap Value	4,140,360	—	—	4,140,360
Foreign	22,512,175	—	—	22,512,175
Diversified Emerging Mkts	35,750,358	—	—	35,750,358
Specialty	3,066,092	—	—	3,066,092
Bond/Managed Income	30,101,713	—	—	30,101,713
Blended Future Investments	45,672,700	—	—	45,672,700

Total mutual funds	218,827,358	—	—	218,827,358
TOTAL S.A. ADS	154,564,970	—	—	154,564,970

Total investments, at fair value	$373,393,450	49,919,342	—	423,312,792

(4)	Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows:

2011:
Vanguard Institutional Index Fund	$27,423,564
Royce Premier Institutional Fund	22,868,778
Oppenheimer Developing Markets Fund	23,561,208
Fidelity Managed Income Portfolio II (contract value $52,795,472)	54,110,169
TOTAL S.A. ADS	151,558,290

2010:
Vanguard Institutional Index Fund	$28,015,095
Fidelity Diversified International Fund	22,512,175
Royce Premier Institutional Fund	22,682,068
Oppenheimer Developing Markets Fund	35,750,358
Fidelity Managed Income Portfolio II (contract value $49,426,422)	49,919,342
TOTAL S.A. ADS	154,564,970

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents 37% of total investments as of December 31, 2011 and 2010. TOTAL S.A. is an international integrated oil and gas and specialty chemical company, which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)	Federal Income Taxes

The Plan has obtained from the Internal Revenue Service (IRS) a determination letter dated February 5, 2010 indicating that the Plan qualifies under the provision of Section 401(a) of the Code and, accordingly, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the letter; however, Plan management believes that the Plan is designed and continues to operate in accordance with the applicable provisions of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

During 2012, the Company identified an operational failure whereby the incorrect definition of compensation for a small portion of the Company’s collectively bargained employees was used when calculating employee and employer contributions. The Company, on behalf of the Plan, intends to file a Voluntary Correction Program (VCP) request for correction under the Internal Revenue Service Employee Plans Compliance Resolution System as outlined in Revenue Procedure 2008-50. The Company expects that the corrective measures taken to address the operational defect will not adversely affect the tax qualified status of the Plan.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	419,908,234	432,356,743
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,314,697	492,920

Net assets available for benefits per the Form 5500	421,222,931	432,849,663

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31
	2011	2010
Total investment income (loss) per the financial statements	(5,429,974)	9,697,331
Interest income on notes receivable from participants	444,304	512,745
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011 and 2010	1,314,697	492,920
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010 and 2009	(492,920)	774,043

Total investment income (loss) per the Form 5500	(4,163,893)	11,477,039

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(8)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by Fidelity Investments, an affiliate of the trustee. In addition, the Plan invests in TOTAL S.A. ADS, which are shares and units of the parent company of the plan sponsor. These transactions qualify as related-party transactions and are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(9)	Delinquent Participant Contributions

As reported on Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2011, certain 2011 participant contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company.

(10)	Subsequent Events

We have evaluated significant events and transactions that occurred after the financial statement date and determined that there were no events or transactions other than those disclosed that would require recognition or disclosure in the Plan’s financial statements for the year ended December 31, 2011.

Effective January 13, 2012, the name of the plan is amended to be the “Total Petrochemicals & Refining USA, Inc. Capital Accumulation Plan”.

Schedules I

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

EIN# 75-0990403 Plan: 002

Schedule H, Line 4a – Schedule of delinquent Participant Contributions

Year ended December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included: ☐	Contributions Not corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total fully Corrected Under VFCP and PTE 2002 51
		$124		$124

See accompanying report of independent registered public accounting firm.

Schedules II

TOTAL PETROCHEMICALS USA, INC.

CAPITAL ACCUMULATION PLAN

EIN# 75-0990403 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue/description	Current value

American Beacon Large Cap Value Fund	$3,749,144
American Beacon Small Cap Value Fund	$3,332,698
American Funds American Balanced Fund	$15,375,509
American Funds Growth Fund of America	$8,736,350
CALAMOS Growth Fund-Class A	$6,179,077
Fidelity Capital Appreciation Fund K*	$2,034,145
Fidelity Cash Reserves	$1,280
Fidelity Diversified International Fund*	$17,563,463
Fidelity Freedom K 2010 Fund*	$4,187,892
Fidelity Freedom K 2020 Fund*	$8,802,336
Fidelity Freedom K 2030 Fund*	$8,995,390
Fidelity Freedom K 2040 Fund*	$5,834,681
Fidelity Freedom K 2050 Fund*	$2,870,144
Fidelity Freedom K Income Fund*	$889,503
Fidelity Managed Income Portfolio II*	$54,110,169
Hotchkis and Wiley Mid-Cap Value Fund	$5,011,049
Oppenheimer Developing Markets Fund	$23,561,208
PIMCO Total Return Fund	$20,019,453
Royce Premier Institutional Fund	$22,868,778
Royce Value Plus	$751,725
Third Avenue Real Estate Value Fund	$2,497,132
Vanguard Institutional Index Fund	$27,423,564
Vanguard Total Bond Market Institutional	$12,996,836
TOTAL S.A *-ADS	$151,558,290
Notes receivable from participants *-Interest rates ranging from 4.25% to 10.50%; maturity dates ranging from January 4, 2012 to July 29, 2026	$8,862,697

$418,212,513

* Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL PETROCHEMICALS USA, INC. CAPITAL ACCUMULATION PLAN

Dated: June 26, 2012	/s/ CAROLYN SANDERS
Carolyn Sanders, Vice President and Chairman, Administrative Committee

Index to Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm